

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 30, 2008

Mr. William J. Maender
Chief Financial Officer
AE Biofuels, Inc.
20400 Stevens Creek Blvd., Suite 700
Cupertino, CA 95014

> **RE:** **Form 10-K for the fiscal year ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008**
> **File No. 0-51354**

Dear Mr. Maender:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 21

2. In the fourth quarter of 2007, you tested the supply chain for the Kakinada plant through a purchase and resale of feedstocks for approximately $9,352,000, of which approximately $6,128,000 was resold to the co-investor in this project. Sales were made at prevailing market rates. Your net profit on this transaction was $76,000 and is included as other income, net. Please help us further understand these transactions by addressing the following:
   - Please tell us the business purpose of this transaction;
   - Please tell us who you purchased the feedstocks from;
   - Please tell us how you recorded each amount related to these transactions, including how you arrived at the $76,000; and
   - Please tell us how you determined it was appropriate to reflect these transactions on a net basis in other income.

Liquidity, page 23

3. You disclose that you had $510,000 in cash and cash equivalents held in your domestic entities and $2,845,000 held as short term marketable securities in offshore subsidiaries as of December 31, 2007. Per your balance sheet, you had $720,402 in cash and cash equivalents and $2,635,892 in short term marketable securities. Please provide a reconciliation in your filing between the amounts disclosed in your liquidity section and the amounts disclosed on the face of your balance sheet.

4. Please revise your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

Critical Accounting Policies

Impairment of Intangible and Long-Lived Assets, page 24

5. We note that you recognized an impairment charge of $5.1 million in 2007.
    Please disclose how you arrived at this impairment charge amount pursuant to
    SFAS 144. Please identify each of the significant assumptions used in your
    analysis and explain the basis for each such assumption. Please also expand your
    critical accounting policy to provide additional insight on how you perform your
    impairment analysis under SFAS 144 to include the following:
    *   Please clarify how you determine when to test for impairment. Please expand
        your discussion to state the types of events and circumstances that you believe
        indicate impairment. Please address how frequently you evaluate for these
        types of events and circumstances; and
    *   Please discuss the specific valuation methods used to determine fair value.
        You should discuss how sensitive the fair value estimates are to each of these
        significant estimates and assumptions used as well whether certain estimates
        and assumptions are more subjective than others.

Financial Statements

General

6. Please present a statement of comprehensive income that is displayed with the
    same prominence as your other financial statements. See paragraphs 11 through
    25 of SFAS 130.

7. Please disclose the accumulated balances for each component of accumulated
    other comprehensive income. You may present this disclosure on the face of your
    balance sheet, statement of owners' equity, or in a footnote. See paragraph 26 of
    SFAS 130.

8. Please disclose the amount of income tax expense or benefit allocated to each
    component of other comprehensive income in accordance with paragraph 25 of
    SFAS 130.

Consolidated Statements of Cash Flows, page F-4

9. Please disclose the nature of the amounts recorded in the return of assets from
    dissolution of joint venture. The description indicates that it may be a noncash
    transaction, which would not be reported in the statement of cash flows in
    accordance with paragraph 32 of SFAS 95. Please further advise.

Consolidated Statements of Stockholders' Equity, page F-5

10. Please help us understand how you have reflected the reverse acquisition in your statement of stockholders' equity. Please confirm that your accounting comports with the following bullet points or further advise:

- Prior to the date of the reverse acquisition the historical financial statements are required to be those of American Ethanol (the accounting acquirer) and should only include the historical results and operations of American Ethanol; and

- The capital structure of Marwich-Nevada (the accounting target) should be retained by the surviving entity. This is done by recasting the equity statement of American Ethanol (the accounting acquirer). Historical stockholder's equity of American Ethanol, prior to the merger date, is retroactively restated for the equivalent number of shares received in the merger in a similar manner to a stock split. To help us further understand how you have done this, please provide us with historical balance sheets and statements of stockholders' equity of Marwich-Nevada and American Ethanol as of the period just prior to the transaction occurring.

Note 1 – Nature of Activities and Summary of Significant Accounting Policies, page F-6

General

11. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the general and administrative expenses line item.

12. Given that you have not recorded any sales during the year ended December 31, 2007, please clearly disclose the nature and terms of the amounts included in accounts receivable as well as how you determine whether these amounts are collectible.

Net Loss Per Share, page F-8

13. Please disclose the number of antidilutive shares by each type of security. See paragraph 40(c) of SFAS 128.

14. Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

Note 4 – Property, Plant, and Equipment, page F-10

15. You determined that certain construction in progress costs associated with the repurchase of assets from the Sutton Joint Venture were impaired and an amount of $5,114,236 was recognized as a loss on impairment during 2007. Your disclosures on page 22 indicate that these were engineering costs. Please help us understand the nature of these engineering costs, including how you determined it was appropriate to capitalize these in property, plant, and equipment. Please also clearly disclose the components of construction in progress as of each balance sheet date.

16. Please disclose when you expect the assets recorded in construction in progress to be available for use. If they are currently available for use, please tell us how you determined you should not start depreciating the asset amounts.

Note 8 – Operating Leases, page F-12

17. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Note 9 – Stockholders Equity, page F-12

18. Please provide us with additional information to help us understand how your presentation of the convertible preferred stock in equity is consistent with SFAS 133 and EITF 00-19. Specifically, please address the following:
   - Please advise on your consideration of SFAS 133 in accounting for this instrument. Specifically please address whether you determined it was appropriate to bifurcate the conversion feature in accordance with paragraph 12 of SFAS 133;
   - Please tell us whether or not you determined the instrument to be conventional convertible pursuant to paragraph 4 of EITF 00-19. Refer to EITF 05-2; otherwise, provide us your analysis pursuant to paragraphs 12 though 32 of EITF 00-19;

- If you determined that the conversion feature does not need to be bifurcated and accounted for separately, please provide us with your analysis to determine whether a beneficial conversion feature exists in accordance with EITF 98-5 and EITF 00-27; and
- Please provide us with a summary of how you allocated amounts to each instrument (common stock, preferred stock, warrants and beneficial conversion feature), including any amounts which are allocated to derivatives that you determined need to be bifurcated and accounted for separately. Refer to EITF 98-5 and EITF 00-27.

Note 12 - Acquisitions, Divestitures and Joint Ventures, page F-16

19. Please clearly disclose your accounting for each acquisition and investment, including whether you consolidate the entity or account for it under the equity or cost method. For example, you should disclose your accounting for your investment in the joint venture with Acalmar Oils & Fats, Limited.

20. Please help us further understand how you determined it was appropriate to record a $8 million gain related to the termination of the joint venture with E-85. Your explanation should include whether E-85 was considered a related party, how you arrived at the amount of the gain, and the accounting literature that led you to determine it was appropriate to record a gain.

21. On February 1, 2006, you acquired all of the membership interests in three development stage companies: Wahoo Ethanol LLC, Sutton Ethanol LLC and Illinois Valley Ethanol LLC in exchange for an aggregate of 3,752,000 shares valued at $488,000 of your common stock. The transaction was accounted for as a dividend to stockholders. As a part of the purchase of Wahoo and Sutton, you paid these two individuals $400,000 which represents their capital contributions to these companies. Please tell us the specific financial statement line items and corresponding amounts used to record these transactions as well as how you determined this was appropriate. Your explanation should address the amounts recorded as a dividend or as a capital contribution as well as your consideration of SFAS 141.

Note 16 – Income Tax, page F-22

22. Please disclose the amounts and expiration dates of your net operating loss carryforwards. See paragraph 48 of SFAS 109.

Note 18 – Contingent Liabilities, page F-24

23. Regarding the legal claims of which you are party to, please disclose the amount of the accrual related to each matter, if any, that you have recorded. Disclose the range of loss in excess of amounts accrued or state that such an estimate cannot be made. See paragraphs 8 through 10 of SFAS 5.

24. We note your discussion of environmental matters on page 7. We remind you that SAB Topic 5:Y states that environmental remediation liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. Please disclose the amounts accrued related to these matters. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5. In addition, provide the disclosures called for by SAB Topic 5:Y, including those related to your insurance coverage.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

25. Please address the above comments in your interim filings as well.

Financial Statements

General

26. We note your disclosure on page 9 that you adopted SFAS 157 on January 1, 2008. Please help us understand how you have met the disclosure requirements set forth in paragraphs 32 through 35 of SFAS 157 regarding assets and liabilities that are measured at fair value, if any. Please note that FSP FAS 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities only, while the remainder of SFAS 157 is still effective for fiscal years beginning after November 15, 2007. Please revise or advise.

Consolidated Statements of Cash Flows, page 4

27. We note that you have reflected an exchange rate gain within the investing activities section of your statement of cash flows. This appears to be a noncash transaction that does not represent cash receipts or cash payments. Please advise or revise accordingly.

Note 6 – Debt, page 12

28. Regarding your covenant violation, please disclose, if any, the existence of cross default provisions in other debt agreements that could cause issues absent a waiver. Discuss the impact on your liquidity and operations if you are unable to meet the financial ratio and are unable to obtain a waiver. Please also clarify whether your financial covenant is maintained on an annual or quarterly basis.

29. Given that you were not in compliance with the current ratio covenant at June 30, 2008, please provide a tabular presentation of the required ratio as well as your actual ratio as of each reporting date. This disclosure should be provided for the current ratio covenant as well as for any additional covenants which are material to an understanding of your financial structure. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief